UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10K	☐ Form 20F	☐ Form 11K	☐ Form 10Q	☐ Form 10D	☐ Form NSAR	☐ Form NCSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10K
☐ Transition Report on Form 20F
☐ Transition Report on Form 11K
☐ Transition Report on Form 10Q
☐ Transition Report on Form NSAR
For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RegeneRx Biopharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	52-1253406
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

15245 Shady Grove Road, Suite 470

Rockville, Maryland 20850

(Address of principal executive offices, zip code)

PART II — RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semiannual report, transition report on Form 10K, Form 20F, Form 11K, Form NSAR or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or subject distribution report on Form 10D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10K, 20F, 11K, 10Q, 10D, NSAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is considering additional disclosures and thus is unable to complete its preparation of its Form 10K for the period ended December 31, 2022 in a timely matter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J.J. Finkelstein	301	208-9191
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RegeneRx Biopharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2023	By:	/s/ J.J. Finkelstein
Name: J.J. Finkelstein
Title: President and CEO